SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)

Peoples Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71103B102
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Edward Quave

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) / / (b) / /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5 SOLE VOTING POWER 318,495
BENEFICIALLY
OWNED BY EACH REPORTING PERSON	6 SHARED VOTING POWER 72,702

7 SOLE DISPOSITIVE POWER 318,495

8 SHARED DISPOSITIVE POWER 72,702

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,197

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.36%

12 TYPE OF REPORTING PERSON (See instructions) IN

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Tanner Swetman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) / / (b) / /
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5 SOLE VOTING POWER 850,180
BENEFICIALLY
OWNED BY EACH REPORTING PERSON	6 SHARED VOTING POWER 15,437

7 SOLE DISPOSITIVE POWER 850,180

8 SHARED DISPOSITIVE POWER 15,437

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,617

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.50%

12 TYPE OF REPORTING PERSON (See instructions) IN

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chevis C. Swetman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) / / (b) / /
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5 SOLE VOTING POWER 163,410
BENEFICIALLY
OWNED BY EACH REPORTING PERSON	6 SHARED VOTING POWER 289,836

7 SOLE DISPOSITIVE POWER 163,410

8 SHARED DISPOSITIVE POWER 289,836

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,246

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See instructions)

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.69%

12 TYPE OF REPORTING PERSON (See instructions) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 10549

SCHEDULE 13G UNDER THE SECURITIES

EXCHANGE ACT OF 1934

Item 1(a). Name of Issuer

                 Peoples Financial Corporation

Item 1(b). Name of Issuer’s Principal Executive Offices:

                  Howard and Lameuse Streets

                   Biloxi, MS 39530

Item 2(a). Name of Person Filing:

                 Chevis C. Swetman

Item 2(b). Address or Principal Business Office or, if None, Residence:

   Howard and Lameuse Streets

   Biloxi, MS 39530

Item 2(c). Citizenship:

                 United States of America

Item 2(d). Title of Class of Securities:

                 Common Stock

Item 2(e). CUSIP Number:

  71103B102

Item 3. This statement is filed pursuant to Rule 13d-1(c) for Mr. Thomas Quave, Mr. Andrew Swetman and Mr. Chevis Swetman as individuals.

Item 4. Ownership

(a)	Amount Beneficially Owned: 453,246

(b)	Percent of Class: 9.69%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 163,410

(ii)	shared power to vote or to direct the vote: 289,836

(iii)	sole power to dispose or to direct the disposition of: 163,410

(iv)	shared power to dispose or to direct the disposition of: 289,836

Item 5. Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported

               Not applicable.

Item 8. Identification and Classification of Members of a Group.

               Not applicable.

Item 9. Dissolution of Group.

               Not applicable.

Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas Edward Quave	February 10, 2022
Thomas Edward Quave	Date

/s/ Andrew Tanner Swetman	February 10, 2022
Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 10, 2022
Chevis C. Swetman	Date

The undersigned persons, on February10, 2022 agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2021.

/s/ Thomas Edward Quave	February 10, 2022
Thomas Edward Quave	Date

/s/ Andrew Tanner Swetman	February 10, 2022
Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 10, 2022
Chevis C. Swetman	Date